

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

December 6, 2017

Via E-mail
James W. Korth
Chief Executive Officer
Korth Direct Mortgage LLC
2937 SW 27th Avenue, Suite 307
Miami, FL 33133

Re: Korth Direct Mortgage LLC
Amendment No. 3 to Registration Statement on Form S-1
Filed November 20, 2017
File No. 333-219895

Dear Mr. Korth:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 15, 2017 letter.

General

1.   Please refer to the response to comment 1 in which you indicate that you will use actual tax and insurance expense and estimates of changes in the other standard expenses from the initial profit and loss statement in deriving the information you intend to provide investors in your future periodic reports. Please address the following:

- Please tell us why you believe using estimates for expenses other than taxes and insurance is sufficient given that these expenses approximate 50% of the annual expenses of the properties and that these expenses typically have more variability than taxes and insurance. In your response, please describe your procedures for estimating changes in the other standard expenses from the initial profit and loss statement and why you believe such estimates will be reliable over the life of the loan.

- Please clarify if your reference to handling the tax and insurance bills means that the loan requires an escrow account for these expenses such that you are escrowing payments from the borrower and making those payments directly on behalf of the borrower.

- Please tell us if you are able to obtain actual revenue and expense information for the properties securing the loan, other than taxes and insurance.

2. We note your revisions in response to comment 3 on the prospectus cover page. Please revise to disclose the actual price that an investor will pay in the "price to public" column. Although we note that the price is based on a formula relating to the discount rate, please revise to clarify the price on day 1 and how an investor would calculate the price based on the discount rate at the time of purchase. Please also tell us how you will update the prospectus to inform investors of changes to the price.

Risk Factors, page 6

Funds Received for all CM Loans are commingled in a Segregated Account, page 9

3. We note your revisions on page 9. Please revise this risk factor to describe any significant risks to investors arising from your commingling of funds in a segregated account in the event of a bankruptcy or similar proceeding.

Summary of the Terms of the CM Loan, page 18

4. Please refer to the responses to comments 7 and 13 and address the following:

- Please revise to clarify why the credit score of the principal is relevant given that the principal is not individually responsible for the performance of the loan. In your revisions, please remove any language that states that the principal is responsible for the performance of the loan, unless the principal is providing more than just administrative services on behalf of the borrower in regards to the loan.

- Please revise throughout the document to clearly disclose that the credit score used to underwrite the loan is not that of the borrower. Additionally, please revise the table on page 36 that indicates that the credit score is that of the Borrower.

Exhibits

Legal Opinion

5.   We note the third paragraph on page 2 states "when the issuance of the Debt Securities has been duly authorized by appropriate Board Action of the Company and the Debt Securities, in the form included in the Indenture filed as an exhibit to the Registration Statement, have been duly completed, executed, authenticated and delivered in accordance with the Indenture and sold and delivered as described in the Registration Statement and the prospectus contained therein, the Debt Securities will be legal, valid and binding obligations of the Company…" Please revise to remove the broad assumptions that Korth has taken the required steps to authorize entering into the obligation.

        You may contact Paul Cline, Staff Accountant, at 202-551-3851 or Eric McPhee, Staff Accountant, at 202-551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann, Staff Attorney, at 202-551-3207 or me at 202-551-3401 with any other questions.

                                        Sincerely,

                                        /s/ Jennifer Gowetski

                                        Jennifer Gowetski
                                        Senior Counsel
                                        Office of Real Estate &
                                        Commodities

cc: Holly MacDonald-Korth
        Via E-mail